UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

_____

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2007

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 23, 2007, we issued a press release announcing our financial results for the quarter ended June 30, 2007. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated July 23, 2007, announcing our financial results for the quarter ended June 30, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

July 23, 2007
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

FOR IMMEDIATE RELEASE
For: United Fire & Casualty Company
    118 Second Avenue SE, PO Box 73909
    Cedar Rapids, Iowa 52407-3909

Contact: Randy A. Ramlo, President/CEO, 319-399-5700



United Fire & Casualty Company
Reports Second Quarter 2007 Net Income of
$31.3 Million, or $1.13 per Share

CEDAR RAPIDS, IA – July 23, 2007 – United Fire & Casualty Company (NASDAQ: UFCS) today reported:

- **Second quarter net income of $31.3 million, or $1.13 per share /**
  $65.9 million, or $2.38 per share, year to date
- **Second quarter revenues of $158.5 million / $314.6 million year to date**
- **Second quarter combined ratio of 76.1% / 73.8% year to date**
- **Book value of $26.52 per share as of June 30, 2007**

Consolidated Highlights	Three Months Ended June 30,			Six Months Ended June 30,		
(Dollars in Thousands Except Per Share Data)	**2007**	2006	**%**	**2007**	2006	**%**
Consolidated revenues	**$ 158,450**	$ 156,887	1.0 %	**$ 314,550**	$ 311,029	1.1 %
Net income	**31,252**	22,942	36.2 %	**65,862**	36,393	81.0 %
Weighted average shares outstanding	**27,657,420**	25,595,954	8.1 %	**27,654,419**	24,602,914	12.4 %
Basic earnings per common share	**1.13**	0.90	25.6 %	**2.38**	1.48	60.8 %
Diluted earnings per common share	**1.13**	0.89	27.0 %	**2.38**	1.48	60.8 %
Net operating income (1)	**30,277**	20,463	48.0 %	**63,591**	31,233	103.6 %
Net operating income per share (1)	**1.09**	0.80	36.3 %	**2.30**	1.27	81.1 %
Book value per share	**26.52**	22.67	17.0 %	**26.52**	22.67	17.0 %
Cash dividends declared per common share	**0.135**	0.12	12.5 %	**0.27**	0.24	12.5 %
Pre-tax catastrophe losses (1)	**3,181**	16,054	-80.2 %	**5,647**	53,410	-89.4 %
Effect on after-tax earnings	**0.07**	0.41	-82.9 %	**0.13**	1.41	-90.8 %
Effect on combined ratio	**2.7 %**	14.1 %	-78.7 %	**2.4 %**	23.7 %	-91.6 %

(1) Please refer to the Non-GAAP Financial measures section of this release for further explanation of this measure.

- The improvement in our net income and earnings per share for the three- and six-month periods ended June 30, 2007, is primarily attributable to the loss development experienced during the first six months of 2006, which was related to our catastrophe claims.

 "Our financial results were good in the second quarter of 2007, due primarily to below-average pre-tax catastrophe losses of $3.2 million, which helped our overall results," said President & CEO Randy Ramlo. "In the insurance business, we typically expect the second and third quarters to have higher catastrophe losses with the arrival of spring and summer storm seasons throughout the country. So, to have one of these quarters behind us – with a strong combined ratio of 76.1 percent – is encouraging. For the remainder of the year, we will continue to carefully monitor our claims frequency, which is up slightly year to date."

Ramlo continued, “The property and casualty insurance market continues to soften, with rate decreases in both commercial and personal lines of business. Although this has made production increases difficult, our new business growth is still in line with our goals, which we feel is significant considering our planned reduction of coastal exposures in Louisiana and our more restrictive underwriting guidelines in catastrophe-prone areas. We have also been successful in retaining high-quality personal and commercial accounts, creating a solid core book of business. In June, we experienced increased rate pressure on our larger commercial accounts, so we are examining this carefully to determine whether or not a trend is developing. Despite the challenges we face in the marketplace, I feel we’re still writing profitable new business, especially commercial lines accounts, which make up the majority of our business.

“Annuities continue to be the major part of our life insurance business. In the second quarter, we experienced a net outflow of money, but the dollar amount of that outflow has trended downward in each of the last four months. We have taken actions to continue to offer competitive annuity products to our customers, and we are hopeful that this trend will continue.

“On April 1, we began offering a new universal life product, Uni-3, to life insurance agents in most of our licensed states. So far, we are pleased with the reception this product is receiving in the market.”

Consolidated supplementary financial information

Income Statement:	Three Months Ended June 30,		Six Months Ended June 30,	
(Dollars in Thousands)	**2007**	2006	**2007**	2006
Revenues				
Net premiums written [(1)]	**$ 136,344**	$ 137,300	**$ 264,636**	$ 266,083
Net premiums earned	**$ 125,939**	$ 122,653	**$ 248,557**	$ 243,276
Investment income, net of investment expenses	**30,872**	30,293	**62,252**	59,469
Realized investment gains	**1,500**	3,815	**3,494**	7,939
Other income	**139**	126	**247**	345
Total Revenues	**158,450**	156,887	**314,550**	311,029
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**60,168**	70,632	**112,045**	152,514
Increase in liability for future policy benefits	**2,888**	4,285	**6,996**	9,219
Amortization of deferred policy acquisition costs	**33,687**	30,255	**66,621**	60,535
Other underwriting expenses	**5,731**	6,583	**12,158**	14,011
Interest on policyholders’ accounts	**10,797**	12,591	**22,026**	25,472
Total Benefits, Losses and Expenses	**113,271**	124,346	**219,846**	261,751
Income before income taxes	**45,179**	32,541	**94,704**	49,278
Federal income tax expense	**13,927**	9,599	**28,842**	12,885
Net Income	**$ 31,252**	$ 22,942	**$ 65,862**	$ 36,393

(1) Please refer to the Non-GAAP Financial measures section of this release for further explanation of this measure.

Balance Sheet:	**June 30, 2007**	December 31, 2006
(Dollars in Thousands)	**(unaudited)**	
Total cash and investments	**$ 2,356,867**	$ 2,388,387
Total assets	**2,760,480**	2,776,067
Future policy benefits and losses, claims and loss settlement expenses	**$ 1,684,795**	$ 1,752,228
Total liabilities	**2,026,856**	2,095,259
Net unrealized investment gains, after-tax	**$ 86,464**	$ 93,519
Total stockholders' equity	**733,624**	680,808

Property and casualty insurance

Property & Casualty Insurance Financial Results: (Dollars in Thousands)	Three Months Ended June 30, 2007		2006		Six Months Ended June 30, 2007		2006	
Revenues								
Net premiums written [1]	$	**128,913**	$	129,215	$	**249,255**	$	249,609
Net premiums earned	$	**118,176**	$	113,888	$	**232,481**	$	225,142
Investment income, net of investment expenses		**11,150**		9,831		**22,343**		18,472
Realized investment gains		**1,149**		3,989		**2,467**		6,258
Other income		**5**		—		**13**		—
Total Revenues		**130,480**		127,708		**257,304**		249,872
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**55,593**		67,525		**103,167**		144,488
Amortization of deferred policy acquisition costs		**30,589**		27,678		**60,355**		55,503
Other underwriting expenses		**3,856**		4,360		**8,075**		9,857
Total Benefits, Losses and Expenses		**90,038**		99,563		**171,597**		209,848
Income before income taxes		**40,442**		28,145		**85,707**		40,024
Federal income tax expense		**12,263**		8,053		**25,682**		9,631
Net Income	$	**28,179**	$	20,092	$	**60,025**	$	30,393
GAAP combined ratio: [1]								
Net loss ratio		**47.0%**		59.3%		**44.4%**		64.2%
Expense ratio		**29.1%**		28.1%		**29.4%**		29.0%
Combined ratio		**76.1%**		87.4%		**73.8%**		93.2%
Combined ratio (without catastrophes)		**73.4%**		73.3%		**71.4%**		69.5%
Statutory combined ratio: [1]								
Net loss ratio		**47.5%**		60.0%		**45.0%**		64.5%
Expense ratio		**29.0%**		29.5%		**29.5%**		29.4%
Combined ratio		**76.5%**		89.5%		**74.5%**		93.9%
Combined ratio (without catastrophes)		**73.8%**		75.4%		**72.1%**		70.2%

(1) Please refer to the Non-GAAP Financial measures section of this release for further explanation of this measure.

- The improvement experienced in our results during the second quarter of 2007 is primarily attributable to the $16.1 million pre-tax impact that catastrophe loss development had on our second quarter 2006 underwriting results.
- Realized gains and losses decreased during the first six months of 2007 as compared to the first six months of 2006, due primarily to the gain that was recognized in May 2006 on the sale of American Indemnity Company.
- The commercial lines pricing environment continues to be competitive, with an average of low-double-digit percentage decreases in premium during the quarter.
- The personal lines pricing environment also continues to be very competitive both in the auto and homeowners lines of business. Rate levels for these lines during the quarter decreased by upper-single-digit rates for several Midwest states.
- Policy retention remained strong in both our personal and commercial lines of business during the quarter.
- In Louisiana, we have implemented stricter property underwriting guidelines and mid-double-digit rate increases in both the homeowners and commercial property lines. We also continued to reduce our Louisiana coastal property exposure.

- Accompanying the improvement in our catastrophe loss experience is the continuance of strong non-catastrophe results. Our non-catastrophe combined ratio was 73.4 percent for the second quarter of 2007, compared to 73.3 percent for the second quarter of 2006.

Life insurance

Life Insurance Financial Results:	Three Months Ended June 30,		Six Months Ended June 30,	
(Dollars in Thousands)	**2007**	2006	**2007**	2006
Revenues				
Net premiums written [1]	$ **7,431**	$ 8,085	$ **15,381**	$ 16,474
Net premiums earned	$ **7,763**	$ 8,765	$ **16,076**	$ 18,134
Investment income, net of investment expenses	**19,722**	20,462	**39,909**	40,997
Realized investment gains	**351**	(174)	**1,027**	1,681
Other income	**134**	126	**234**	345
Total Revenues	**27,970**	29,179	**57,246**	61,157
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**4,575**	3,107	**8,878**	8,026
Increase in liability for future policy benefits	**2,888**	4,285	**6,996**	9,219
Amortization of deferred policy acquisition costs	**3,098**	2,577	**6,266**	5,032
Other underwriting expenses	**1,875**	2,223	**4,083**	4,154
Interest on policyholders' accounts	**10,797**	12,591	**22,026**	25,472
Total Benefits, Losses and Expenses	**23,233**	24,783	**48,249**	51,903
Income before income taxes	**4,737**	4,396	**8,997**	9,254
Federal income tax expense	**1,664**	1,546	**3,160**	3,254
Net Income	$ **3,073**	$ 2,850	$ **5,837**	$ 6,000

(1) Please refer to the Non-GAAP Financial measures section of this release for further explanation of this measure.

- Total revenues diminished in the second quarter of 2007 by $1.2 million to $28.0 million, primarily due to a $1.0 million decrease in net premiums earned. The decrease in net premiums earned was due to a reduction in the sale of our single premium whole life insurance and the continuing runoff of our credit life business, which we ceased writing in 2004. The reduction in single premium whole life insurance is due to our increased marketing efforts towards the sale of our annuity products. Our single premium whole life product remains competitive and we anticipate that we will focus our efforts on increasing the sales of this product in the future.
- Investment income decreased $.7 million in the second quarter of 2007 due to a decreased level of invested assets. The unusual yield curve that has existed over the past few years has contributed to increasing annuity withdrawals. This, in turn, has resulted in a decreased level of invested assets and lower investment income.
- Losses and loss settlement expenses increased $1.5 million in the second quarter of 2007 due primarily to an increase in death and accident and health benefits.
- Increase in liability for future policy benefits decreased $1.4 million due to a decrease in the sale of single premium whole life insurance during the second quarter of 2007 as compared to the first quarter of 2006.
- Amortization of deferred policy acquisition costs increased in the quarter and year to date. The 2007 amortization was impacted by the acceleration of withdrawals that has occurred over the past few years.
- Interest on policyholders' accounts decreased $1.8 million due primarily due to the increased volume of annuity withdrawals experienced recently, which causes less interest to be owed on policyholders' accounts. In the second quarter of 2007, we experienced a net cash outflow of approximately $24.9 million related to our annuity business, compared to a $31.0 million net cash outflow during the second quarter of 2006. For the first six months of 2007, we experienced a net cash outflow of approximately $55.5 million related to our annuity business, compared to a $58.9 million net cash outflow for the first six months of 2006.
- The level of net cash outflows is representative of the challenges we have been facing in retaining our existing annuitants and attracting new annuitants with a rate of interest that is competitive in the marketplace while still

allowing for an acceptable profit margin. These challenges are in large part a result of the recent interest rate environment, which has been characterized by a flat to inverted yield curve.

Non-GAAP Financial measures

We believe that disclosure of certain Non-GAAP Financial measures enhances investor understanding of our financial performance. The following Non-GAAP Financial measures are utilized in this release:

Net operating income is net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of net operating income to that of other companies.

(Dollars in Thousands Except Per Share Data)	Three Months Ended June 30,				Six Months Ended June 30,			
	2007		2006		**2007**		2006	
Net income	$	**31,252**	$	22,942	$	**65,862**	$	36,393
After-tax realized gains		**(975**)		(2,479)		**(2,271**)		(5,160)
Net operating income	$	**30,277**	$	20,463	$	**63,591**	$	31,233
Basic earnings per share	$	**1.13**	$	0.90	$	**2.38**	$	1.48
Net operating income per share		**1.09**		0.80		**2.30**		1.27

Net premiums written is a statutory accounting measure representing the amount of premiums charged for policies issued during the period. We report these premiums as revenue as they are earned over the underlying policy period. We report net premiums written applicable to the unexpired term of a policy as unearned premium. We evaluate net premiums written as a measure of business production for the period under review.

(Dollars in Thousands)	Three Months Ended June 30,				Six Months Ended June 30,			
	2007		2006		**2007**		2006	
Net premiums written	$	**136,344**	$	137,300	$	**264,636**	$	266,083
Net change in unearned premium		**(10,405**)		(14,647)		**(16,079**)		(22,807)
Net premiums earned	$	**125,939**	$	122,653	$	**248,557**	$	243,276

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses, that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses.

(Dollars in Thousands)	Three Months Ended June 30,				Six Months Ended June 30,			
	2007		2006		**2007**		2006	
Non-ISO catastrophes	$	**295**	$	115	$	**295**	$	650
ISO catastrophes		**1,723**		11,963		**2,791**		16,492

Statutory combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

*   *   *

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 15th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and in our report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on April 27, 2007. The risks identified on Form 10-K and Form 10-Q are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.